EXHIBIT 99.3

AMAYA

Computer share 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

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Voting Instruction Form (“VIF”) - Annual Meeting of Shareholders of Amaya Inc. to be held on June 28, 2016 ( the “Meeting”)

This VIF is solicited by and on behalf of Management.

Notes

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you must sign this VIF with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this VIF.

3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.

4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.

6. The securities represented by this VIF will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 9:00 am, Eastern Time, on June 23, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

To Vote Using the Internet

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

018WDA

Appointment of Proxyholder

The undersigned hereby appoints: Solium Capital

OR

Print the name of the person you are appointing if this person is someone other than Solium Capital listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Amaya Inc. to be held at the Marriott Hotel, located at 1050 De La Gauchetière Street West, Montréal, Québec H3B 4C9, Canada on June 28, 2016 at 9:00 a.m. (Eastern Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Divyesh (Dave) Gadhia	☐	☐	02. Harlan Goodson	☐	☐	03. Dr. Aubrey Zidenberg	☐	☐
04. Gen. Wesley K. Clark	☐	☐	05. Alfred F. Hurley, Jr.	☐	☐	06. Paul J. McFeeters	☐	☐

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2. Appointment of Auditors

For ☐ Withhold ☐

Appointment of Deloitte LLP, London, England, United Kingdom as the auditor of Amaya Inc., until the close of the next annual meeting of shareholders and to authorize the directors of Amaya Inc. to fix its remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

AGJQ 193339 AR1

018WEB

AMAYA

Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form (“VIF”) - Annual Meeting of Shareholders of Amaya Inc. to be held on June 28, 2016 ( the “Meeting”)

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

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11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

VIFs submitted must be received by 9:00 am, Eastern Time, on June 23, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

To Vote Using the Internet

Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

018WHA

Appointee(s)

Management Appointee(s) are: Mr. Divyesh (Dave) Gadhia

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

As my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Amaya Inc. to be held at the Marriott Hotel, located at 1050 De La Gauchetière Street West, Montréal, Québec H3B 4C9, Canada on June 28, 2016 at 9:00 a.m. (Eastern Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Divyesh (Dave) Gadhia	☐	☐	02. Harlan Goodson	☐	☐	03. Dr. Aubrey Zidenberg	☐	☐
04. Gen. Wesley K. Clark	☐	☐	05. Alfred F. Hurley, Jr.	☐	☐	06. Paul J. McFeeters	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte LLP, London, England, United Kingdom as the auditor of Amaya Inc., until the close of the next annual meeting of shareholders and to authorize the directors of Amaya Inc. to fix its remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

A G J Q   1 9 3 3 3 9   A R 1

018WIB